

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

For the month of October 2013

000-29880 (Commission File Number)

Virginia Mines Inc. 200-300 St-Paul
Quebec City, QC, Canada G1K 7R1
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: October 15, 2013

By:
Name: Noella Lessard
Title: Executive Secretary

Exhibit 1

Technical Report and Recommendations – Winter 2013 Drilling Program, Lac Pau Project - Québec

Prepared by: Jérôme Lavoie, ENg., M.Sc.A., Senior Project Geologist, Virginia Mines Inc.

8 paper copies

Original

000-29880
Commission File Number

TITLE PAGE


RECEIVED
OCT 18 2013
193
SECTION

Form 43-101A1
Technical Report

Technical Report and Recommendations
Winter 2013 Drilling Program, Lac Pau Project, Québec

VIRGINIA MINES INC.
September 2013

Volume 1 of 2

Prepared by:

Jérôme Lavoie, Eng., M.Sc.A.
Senior Project Geologist
Virginia Mines Inc.

TABLE OF CONTENTS

LIST OF TABLES

LIST OF ILLUSTRATIONS

LIST OF PICTURES

LIST OF APPENDICES

ITEM 1 - SUMMARY

The Lac Pau property is located in the James Bay region (Caniapiscau MRC) just to the north of the Caniapiscau Reservoir, 70 km to the northeast of the Trans-Taiga all season road and Brisay Power Station (Figure 1). An airstrip and many outfitters are present on the property which is accessible via a 65 km summer gravel road.

The property is 100% owned by Mines Virginia Inc. but an option agreement was signed with IAMGOLD Corp. in June 22th 2011. Under the terms of the agreement, IAMGOLD has the sole and exclusive right and option to earn an undivided 50% beneficial interest in the property in exchange for $6 M in exploration work over a seven-year period and total cash payments of $130,000 on or before the 3rd anniversary of the agreement. Virginia Mines Inc. will be the operator until the completion of a positive pre-feasibility study.

Since 2006, successful surface and drilling exploration programs were realized on Lac Pau area and led to discovering of several gold showings. These showings are observed in a kilometric-scale, gold-bearing deformation corridor hosted in a regional-scale granodiorite intrusion. The Lac Pau Deformation Zone (LPDZ; Simard and *al.*, 2009a) hosts the Tricorne showing: **(9.02 g/t Au over 5.0 m including 17.48 g/t Au over 2.0 m in channeling and 3.43 g/t Au over 6.0 m in drilling)**, the Hope showing: **(2.27 g/t Au over 10 m including 3.91 g/t Au over 5.0 m in channeling and 69.78 g/t Au (24.15 cut) over 1.2 g/t Au including 112.5 g/t Au over 0.7 m in drilling),** the Jedi showing: **(2.35 g/t Au over 6.0 m including 5.36 g/t Au over 1.0 m in channeling and 1.64 g/t Au over 11.6 m including 2.51 g/t Au over 4.5 m in drilling),** the Jedi Extension showing: **(1.01 g/t Au over 6.30 m in channeling and 0.53 g/t Au over 44.6 m including 1.08 g/t Au over 11.0 m in drilling)**, the Beausac-2 showing: **(5.20 g/t Au over 7.0 m including 14.43 g/t Au over 2.0 m in channeling),** the Obiwan showing: **(2.10 g/t Au over 5.0 m including 4.73 g/t Au over 2.0 m in channeling)** and the JAL-PPG showing: **(2.70 g/t Au over 10.0 m including 10.74 g/t Au over 2.0 m and 10.95 g/t Au over 1.0 m in channeling).**

Following these favourable results, a fourth drilling program was realized to continue the investigation, at shallow depth, of the Jedi-Jedi Extension mineralized gold-bearing corridor and to test some regional targets (showing already know and IP anomalies) located on Obiwan and Hope areas. The drilling campaign took place during winter 2013.

During the winter 2013 drilling program, 9 new drill holes were realized for a total of 2368.7 meters. A systematic sampling approach was utilized. From these 2368.7 meters of core drilled, 2037 samples were taken for multi-elements analyses (including blanks, standards and duplicates) and 134 WRA analyses (geochemistry) for a total of 2171 samples. The best gold intersections obtained are **(1) 0.51 g/t Au over 20.10 m and 0.82 g/t Au over 18.70 m including 1.15 g/t Au over 11.95 m in hole PAU-13-061. (2) 0.34 g/t Au over 18.50 m, 11.50 g/t Au over 1.50 m and 0.37 g/t Au over 21.50 m in hole PAU-13-062. This intersection was included in a large anomalous gold halo that returned 0.54 g/t Au over 61.50 m and (3) 0.61 g/t Au over 23.90 m including 1.45 g/t Au over 7.20 m in hole PAU-13-063. This intersection was included in a large anomalous gold halo that returned 0.45 g/t Au over 42.40 m.**

The drilling programs confirmed, at this time, the Jedi mineralized zone over 650 meters laterally and to a depth of 300 meters. The mineralized zone returned pluri-metric sub-economic gold values and remains open at depth. This report presents the main results obtained during the 2013 drilling program.

The author recommends, in first time, the investigation, by conventional prospecting and/or by drilling, of untested IP anomalies located on the grid to open other areas on the Lac Pau property. The Jedi and Jedi Extension gold-bearing corridor is not economic at this time. The prospecting works demonstrate that the magnetic contact between granodiorite Beausac suite intrusion (Lac Pau porphyry) and paragneiss? or fine grained granodiorite of Grosbois complex is a long and open fertile gold-bearing corridor. In second time, a surface program (including a cut grid, an IP survey and ground prospecting) is strongly suggested by the author to follow up the large till anomaly located on Mars showing. Finally, a 3D IP inversion could help to identify the best anomalies for future drilling campaign.

ITEM 2 - INTRODUCTION

Since 2006, many Au±Ag±Cu±Mo showings have been discovered on Lac Pau property (Lavoie et *al.*, 2007 and 2008, Lavoie and Archer, 2010a and 2010b, Savard and Lévesque, 2011, Lavoie and *al.*, 2011, Lavoie and *al.*, 2012 and Lavoie and Girard, 2012). Following the prospecting program completed during summer 2012, Virginia pursued exploration drilling work during winter of 2013. This exploration phase took place from January 30th to March 26th 2013 and was focused on the Jedi-Jedi Extension gold-bearing corridor at shallow depth and on some IP anomalies located on Obiwan and Hope showings areas. The fieldwork was executed by Jérôme Lavoie (Eng. And M. Sc.A.), Tony Girard (E.I.T.), Martin Gagnon (Technician), Stéphane Harisson (Technician), Donald Couture (Technician), Yves Brisson and Jacynthe Boismenu (Cooks) from Virginia Mines,, Services Technique Géonordique (S.T.G.) and Services Technominex Inc. The drilling works were realized by Chibougamau Diamond Drilling Ltd.

This report provides the status of current technical geological information relevant to Virginia Mines' last exploration program on the Lac Pau project in Quebec and has been prepared in accordance with the Form 43-101 Technical Report format outlined under NI-43-101 c.V-1.1, r.15 (last amended in force on June 30th, 2011). The report also provides recommendations for future work.

Author Jérôme Lavoie, engineer with M.Sc. A. in Economic geology and Virginia's Senior Project Geologist manages the Lac Pau project and supervises all fieldwork conducted by Virginia Mines on the project since 2006. All the fieldworks were supervised by the author who was in the field from February 14th to 28th 2013 and from Marsh 21th to 26th 2013.

ITEM 3 – RELIANCE ON OTHER EXPERTS

The till survey was realized by Services Techniques Géonordic (S.T.G.) and supervised by Rémi Charbonneau (Ph.D., P. Geo., OGQ #290) of Consultants Islandsis. The interpretation is available in an interpretation report (Charbonneau, 2013).

ITEM 4 – PROPERTY DESCRIPTION AND LOCATION

The Lac Pau property is located in the James Bay region just to the north of the Caniapiscau Reservoir, 70 km to the northeast of the Trans-Taiga all season road (Figures 1 and 2). The property comprises 802 designated cells (CDC) for a total surface area of 391 km^2 (Figure 2). The coordinates and maps covered by the project are:

Latitude:	54°87' North
Longitude:	-69°96' West
SNRC:	23K/13, 23L/16 and 23N/4
Datum:	Nad83
Zone :	19
NTS:	446 000 mE
	6084 500 mN

Claims list is presented at the appendix 1.

ITEM 5 – ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Lac Pau camp is located at kilometre 657 on the Trans-Taïga road and approximately 70 km north-east of the Brisay Power Station (Figure 1). The Trans-Taïga road is accessible all-season up to Brisay. From Brisay to Lac Pau, the gravel road is passable only during in summer and fall season. To access the camp, vehicles follow the directions to the Duplanter or Air Saguenay and Explo Sylva Outfitters from Brisay. A landing airstrip is present and operational all summer long at 10 km of Lac Pau camp. All gravel roads are privately owned by Hydro-Québec and their maintenance is the responsibility of Les Services Naskapi Enr.

The main showings are located at a maximum of 15 kilometers NE of the Lac Pau Camp and a maximum of 10 kilometers to the NE of the Caniapiscau airstrip. Snowmobiles and 4x4 trucks were used for crew transportation. All equipments, including fuel and supplies, were carried directly to the campsite by truck from the Abitibi region. Fontanges airport, also accessible by the Trans-Taïga all-season gravel road, is the nearest all-season facility for aerial transportation.

The landscape of the study area is relatively uneven with altitude ranging from 400 to 580 meters. The hydrographic system includes many large lakes (Pau Lake) and a major old river

(Caniapiscau River). The hydrographic network was modified by human with dam construction and flooding of the Caniapiscau reservoir. Vegetation is typical of taiga including areas covered by swamp, forest and others, typically at the top of hills, devoid of trees.

ITEM 6 – HISTORY

Table 1 summarises all the history of work performed in the area of Lac Pau.

Table 1- Summary of previous work in the Lac Pau project area

Summary of previous work
SDBJ (1972) -Évaluation du potentiel minier du bassin de la Baie James (GM 34000).
SDBJ (1974) -Summary report on mineral resource studies in the James Bay (GM 34002).
SDBJ (1975) -Lake Sediment Geochemistry. (GM 34036).
SDBJ (1975) -Geological study of mineral potential (GM 34001).
SDBJ - SERU Nucléaire (Canada) Ltée. (1977) -Prospecting for Uranium. (GM: 34156, 57676).
SDBJ (1986) -Lake Sediment Geochemistry (GM 34039).
BHP Minerals Canada Ltd - IOS Services Géoscientifiques Inc. (1998) -Till Sampling Program (GM 59086)
MRN (2000) -Geological Mapping (23L) (RG 2000-11).
Mines Virginia Inc. (2006) -Prospecting and Channeling(GM-63498). -Discovery of Jedi showing (2.87 g/t Au) -Channelling of Jedi showing (2.35 g/t Au / 6.0m) - Discovery of Cu-Hébert Area (0.49% Cu)
Mines Virginia Inc. (2007) -Prospecting and Channeling (GM-63495). -Heliborne MAG-EM Survey (GM-63497) (703 linear km @ N045 & 200m line spacing) -Petrographic study (GM-63496) -Till survey (GM-64298)

-Discovery of TRICORNE Showing (grab sample up to 4.48 g/t Au; 7.70 g/t Ag & 0.16% Cu)
-Discovery of Jedi Extension showing (2,31 g/t Au; 5.60 g/t Ag; 1.67% As)
-Discovery of Obiwan showing (1.69 g/t Au)

MRNF (2008)
-Geological Mapping Région du réservoir Caniapiscau (SNRC 23K-23N) (RG 2009-04).
-Discovery of Beausac-2 showing (2.27 g/t Au; 2.45% Cu & 101 g/t Ag)

Virginia Mines Inc. (2009)
-Prospecting, Trenching and Channeling (GM-55058)
-Channelling of TRICORNE showing (9.02 g/t Au / 5.0m)
-Channelling of BEAUSAC-2 showing (5.20 g/t Au / 7.0m)
-Discovery of JAL showing (Channel: 2.70 g/t Au / 10.0m)

Virginia Mines Inc. (Winter 2010)
-Drilling Campaign (28 drillholes for 3612 m; GM-65383)
-Line Cutting (304 km); GM-65402
-Ground Magnetic Survey (99 km); GM-65402
-Induced Polarization (IP) Survey (213 km); GM-65402

Virginia Mines Inc. (Summer and Fall 2010)
-Prospecting, trenching and channeling (GM-65714)
-Trenching and channelling of IP anomalies
-Discovery and channelling of Hope showing (2.27 g/t Au / 10.0 m inc. 3.91 g/t Au / 5.0m)
-Channelling of Jedi Extension showing (1.04 g/t Au / 5.5m)

Virginia Mines Inc. (Winter 2011)
-Drilling Campaign (16 new drillholes and 2 previous holes extended for a total of 2776 m; GM-66264)
-Line Cutting (112 km); GM-66265
-Ground Magnetic Survey (200 km); GM-66265
-Induced Polarization (IP) Survey (140 km); GM-66265

Virginia Mines Inc. (Summer 2011)
-Prospecting, lithogeochemistry program, detail mapping and channeling (GM-66 632)
-Heliborne High Resolution aeromagnetic Survey (GM-66243)

Virginia Mines Inc. (Winter 2012)
-Drilling Campaign (15 drillholes for a total of 2969 m; GM-67100)

Virginia Mines Inc. (Summer 2012)
- Prospecting, lithogeochemistry program, detail mapping and channeling (In deposition, MRNFP);
- Till survey, Inlandsis Consultants (In deposition, MRNFP).

ITEM 7 – GEOLOGICAL SETTING AND MINERALIZATION

The Lac Pau property is located in the Archean Superior Province, in the central part of the Ashuanipi high metamorphic-plutonic subprovince near the western contact with the La Grande volcano-sedimentary subprovince.

7.1 – Regional Geology

The Archean rocks of the Ashuanipi high metamorphic-plutonic complex are located in the extension of Opinaca and La Grande volcano-sedimentary subprovinces (Leclair and *al.*, 1998). The first known events in Ashuanipi subprovince correspond to volcanism and sedimentation between 2720 Ma and 2700 Ma and syn-volcanic magmatism (tonalitic to granodioritic in composition) until 2690 Ma (David et *al.*, 2009; Simard, 2008). These rocks were merged between 2682 and 2650 Ma (Leclair and *al.*, 1998; Chevé and Brouillette, 1995; Percival, 1993; Simard and *al.*, 2009a) to produce large diatexite units characteristic of Ashuanipi subprovince (Simard and *al.*, 2009b). These diatexites are cut by granitic to tonalitic intrusions (2650 and 2625 Ma; Simard and *al.*, 2009b). Finally, around 2570 Ma, fluorine-bearing anorogenic granite intrusions took place in Ashuanipi subprovince (Simard and *al.*, 2009b). Most of the rock units in the area of the Lac Pau property have been metamorphosed to the amphibolite to granulite facies.

For a complete description of the regional geology, the reader is referred to studies by Simard and *al.* (2009a and 2009b), Thériault and Chevé (2001) and Gosselin and Simard (2000), which deal with sheets 23N (Rivière Sérigny) and 23K (Réservoir Caniapiscau), respectively. A simplified description (mainly taken from these studies) of the most abundant lithostratigraphic assemblages mapped during our exploration work is included below.

7.1.1 – Grosbois Complex

The Grosbois complex is a lithodemic complex unit composed of two fractions: an old paleosome, a paragneiss and a more recent neosome of tonalitic to granitic composition, a mobilisate. The complex is subdivided in three (3) units: (1) biotite + orthopyroxene + garnet paragneiss, (2) biotite + orthopyroxene paragneiss and (3) biotite ± garnet paragneiss. The Grosbois Complex is particularly abundant SW of the Lac Pau property. Locally, decimetric to decametric banded iron formations is observed interlayed with paragneiss. Simard (2008) attributes an age of 2700 Ma to the sedimentation period that forms the metasediments of Grosbois Complex. The Grosbois Complex paragneiss and the Raynouard Group paragneiss, observed on Ashuanipi property, could be an equivalent.

7.1.2 – Beausac Suite

Beausac Suite was introduced in Lac Gayot area (Gosselin and Simard, 2000) to describe tonalite, quartziferous monzodiorite and granodiorite intrusions. Deformed tonalite sample gave an age of 2698.8 ± 0.8 Ma. This unit is composed of tonalite and granodiorite, fine to medium grained, foliated and affected by linear deformation. These rocks contain between 10 to 20% green hornblende and biotite. The tonalite contains some metric to decametric horizons of quartziferous diorite, 1-3% of centimetric to metric amphibolite or ultramafic enclaves and injected by 10% massive granitic or pegmatite (granitic to tonalitic in composition) dykes.

7.1.3 – Opiscoteo Suite

Opiscoteo Suite is a diatexite unit who characterizes Ashuanipi Subprovince. Leclair and *al.* (1998) subdivided Opiscoteo Suite into six (6) informal units based on these criterions: 1) presence or not of garnet; 2) enclaves and biotite schlierens (<25%: homogeneous and >25%: heterogeneous) and 3) enclaves composition. Numerous U/Pb datations on the Ashuanipi Subprovince place the Opiscoteo Suite diatexites formation between 2682 and 2630 Ma (Chevé et Brouillette, 1995; Percival, 1993; Leclair and *al.*, 1998; David and *al.*, 2009). The Lac Pau area diatexites are homogeneous biotite±garnet intrusive rocks formed by anatexis who result from Grosbois Complex advanced melting. The diatexites contains 10-25% enclaves and biotite schlieren, heterogranulars and injected of pegmatites. The rock composition varies from tonalitic to granitic.

7.1.4 – Caniapiscau Suite

Caniapiscau Suite is composed of tonalitic diatexite with numerous tonalitic, quartziferous dioritic, gabbro, ultramafic and amphibolite enclaves. The field observations suggest that diatexites can represent a partial melting of tonalites and diorites of Beausac Suite. Homogeneous diatexite sample (quartziferous diorite) gave an age U/Pb of 2664 +9/-7 Ma. This result indicates that partial melting of Canipiscau Suite is contemporary with partial melting of Opiscoteo Suite.

7.1.5 – Dervieux Suite

Dervieux Suite group homogeneous to heterogeneous porphyritic granite and granodiorite intrusion composed of 5-10% biotite ± hornblende and 5-20% K-Feldspars porphyry crystals (0,5 to 3 cm). The intrusive rocks are medium to coarse grained, massive to weakly foliated and can contains paragneiss enclaves.

7.1.6 – Joinville Suite

Joinville Suite forms numerous plurikilometric intrusions. The Joinville granite is homogeneous, massive, fine to medium grained, locally pegmatitic or porphyritic and contains 2-5% biotite ± chlorite ± magnetite.

7.2 – Local geology

The reader is referred to Figure 3 (in Pocket) for the geological interpretation and Lavoie and *al.* (2011) for more complete description of lithology observed on the Lac Pau area. All abbreviations used in the description of rocks come from Sharma (1996) and presented in appendix 2. The geology of Lac Pau property is characterized by the presence of metasedimentary? rocks from the Grosbois Complex and granodioritic to quartz monzo-dioritic intrusive rocks from the Beausac Suite. The dominant feature of this belt is the presence of several hectometre-scale (length) gold-bearing zones (Jedi, Jedi Extension, Tricorne, Hope, Obiwan and Beausac-2 gold-bearing zones) hosted in a granodiorite intrusion. Gold mineralization is closely associated with K-Feldspars-Chlorite-Silica-Sillimanite (Andalusite)±Cordierite±Sericite±Garnet±Fuchsite pre-metamorphic alteration along a regional open fold with axial plane (?) oriented NW-SE (Figure 3). Metamorphism, deformation and alteration have modified the rocks described above and consequently, additional rock descriptions are required to illustrate the different facies encountered from the Grosbois Complex and the Beausac suite.

Most of the Lac Pau property is poor in outcrop exposure except for the old Caniapiscau riverbed that presents outcrop exposure in continuity. The riverbed exposes most of the contact between the Grosbois Complex metasedimentary rocks (low magnetic unit) and the Beausac suite (high Magnetic unit) and illustrated on Picture 1. Most of the mineralization outlined on the property occurs along this contact, mostly hosted within the granodiorite belonging to the Beausac suite rocks. The contact is also characterized by the presence of intense deformation zone, oriented NE to NW, that hosts most of the gold values. The Jedi, the Jedi Extension and the Beausac-2 gold showings all occur along the LPDZ located at the granodiorite / metasediment? interface in the old riverbed of the Caniapiscau river.


Beausac Suite
Beausac Suite
Groisbois Complex
Beausac Suite
Groisbois Complex
Beausac Suite
Groisbois Complex
Beausac Suite
Groisbois Complex
Groisbois Complex

Picture 1 –Magnetic contrast between Grosbois Complex (low magnetic unit) and Beausac Suite (high magnetic unit).

7.3 - Structural framework and deformation

The structural orientation of the lithologies and the principal schistosity encountered in the western part of the property is E-W while in the eastern part, the orientation turns to the NE and then to the NW. These orientations form a kilometre-scale open fold (?) with an axial plane oriented NW-SE. According to Simard and *al.* (2009b), four (5) deformation events are observed in Lac Pau area:

A) Primary S_0 structures are obliterated by D1 and D2 events (not observed).
B) D1 is observed and can be separated in 3 events.
B1) D1a: well developed mineral foliation affecting Grosbois Complex and Beausac Suite rocks.
B2) D1b: Tight to isoclinal folds affecting D1a from the Grosbois Complex and Beausac Suite.
B3) D1c: Ductile deformation zones such as the Lac Pau deformation zone: protomylonitic and C-S fabric or stretching sub-horizontal lineation
C) The regional foliation is associated to D2.
D) The axial plane of the Lac Pau deformation zone is associated with deformation D3 and represented by tight folding or axial plan schistosity and oriented NW-SE to NE-SW. Lineations associated with this regional folding are oriented SW in the south flank and oriented NE on the north flank. On north flank, "s"-shape are most frequent and on the other hand, "z"-shape dominated on the south flank .
E) Late fragile deformation and manifested by the presence of faults and fractures (D5).

At the regional scale, the deformation is more complex. Deformation is very heterogeneous in intensity and distribution. It can vary from light to strong in a matter of metres. At first stage, Lac Pau porphyry with light deformation is actually documented and observed on the field. The first step of deformation is through the development of the schistosity, incipient or strong. It is incrementally followed by the development of a banding texture. The banding gives place to segregation between melanocratic and leucocratic phases producing a gneissic texture. This gneissic texture is generally associated with shear zone and C-S fabric producing complex pattern. Locally, the C-S fabric develops centimetric- to decimetric-scale "couloir" with a granoblastic texture. Increase of the deformation within the porphyry and the early schistosity which obscured the nature of the protolith is itself deformed through intrafolio folds. At this deformation facies, kinematic indicators are frequently conflicting and contradictory. In this case, "z"-shape and "s"-shape folding is observed in the same deformation "couloir" and with fold axis plunge variably in opposite direction.

The contrast of the deformation intensity is triggered by the underlying alteration (Chloritic-Potassic-Sillimanite). This latter is likely to have a higher water content (hydrolysis alteration processes), which lowers the melting point, triggers migmatism, which lowers internal cohesion and finally, enhances deformation ("en cascade" and auto-feedback process; Pearson and Lavoie, 2011).

7.3 - Mineralization

Mineralization appears as disseminations, millimetric-scale stringers, interstitial to silicate crystals (quartz-felspars), centimetric sulfide-burns, metric-scale amoeboid patches or kilometric-scale sheared corridors. Mineralized zones appear to be in spatial relationship with alteration (Silica-chlorite-potassic-Aluminous), deformation and metamorphism. This observation clearly suggests an early emplacement of the mineralization. Geometric distribution of the mineralization is confined to the periphery of an intrusive complex (Lac Pau porphyry). Except for some short high grade intersections, most of the mineralization is in the range of 1-3 g/t Au. The mineralized zone is often accompanied with a large anomalous halo at around 300-500 ppb Au. Furthermore, a number of high grade results are potentially in close relation with the presence of pegmatites (resulting from small scale remobilization).

ITEM 8 – DEPOSIT TYPE

The overall context of the Lac Pau project presents similarities with Au-Ag±Cu±Mo intrusion-hosted porphyry-type deposit and high-grade metamorphic Archean gold-bearing shear zones and presents a very good potential for new gold discoveries along the 15 kilometres strike length of favourable stratigraphy. It could be compared to several other Au-Cu±Ag±Mo metamorphosed porphyry-type deposits around the world such as: (1) The 3.315 Ga Spinifex Ridge Porphyry Cu-Mo deposit (Australia, Pilbara craton) which has measured and indicated resources of 652 Mt at 0.8% Cu and 0.05% Mo (cut off at 0.02) or 191 Mt at 0.1% Cu and 0.08% Mo (cut off at 0.05); (2) Malanjkhand (India; multi-phasing batholite injected by aplitic and pegmatitic dykes) with estimated resources of 221 Mt at 1.35% Cu and 790 Mt at 0.83% Cu , 0.2 g/t Au, 6 g/t Ag and 40 ppm Mo; (3) Tallberd-Algtrask (North Sweden; metamorphosed Cu-Au±Mo porphyry injected by felsic pegmatites) with estimated resources of 44 Mt at 0.2 g/t Au and 0.27% Cu; (4) Chapada (Goias Brazil; 40 m thick mylonite zone interpreted as a trust fault associated with a regional faults system) with estimated resources in 2007 of 379 Mt at 0.36% Cu and 0.29 g/t Au and (5) Kopsa (Pohjanmaa area, Finland) a sub-economic deposit with 25 Mt at 0.15% Cu, 0.57 ppm Au and 4 ppm Ag.

ITEM 9 – EXPLORATION WORK

A total of 9 new drillholes were executed and are discussed in more detail in section below. No other exploration work was done at surface during this exploration campaign.

ITEM 10 – DRILLING

A drilling campaign was performed from February 16st to March 16th 2013. Chibougamau Diamond Drilling Ltd. completed 9 drillholes for a total length of 2 368.7 metres (Table 2 and Figure 4). Drill core was logged by geologists Jérôme Lavoie (Eng. and M. Sc.A.) and Tony Girard (E.I.T.) and split by technicians Martin Gagnon, Stéphane Harisson and Donald Couture. All operations were conducted from Lac Pau camp and pick-up trucks and/or snowmobiles were used to reach the property. Drill core has been stored at Lac Pau camp. For IP interpretation and description, the reader is referred to Tshimbalanga, 2010 and Tshimbalanga, 2011 for more information.

Drill core was systematically sampled in continuous (0.5 to 1.50 metre) for a total of 2171 multi-samples. For geological reasons, either because of lithological or mineralization variations, length of intervals was modified in order to obtain representative samples. All were analyzed for gold content. Among them, 2037 were analyzed with Au+multi-element package (1624 core samples and 397 QA-/QC samples) and 134 for lithogeochemistry (WRA). A total of 81 blanks, 154 standards, 81 duplicates and 81 ¼ split were analyzed with Au+ multi-element package (QA/QC results are discussed in Item 12). Significant Au values are listed in Table 3. All Au-Ag-Cu-Mo-Zn results are presented in appendix 3, drillhole logs are presented in appendix 4 and all assay certificates are included in appendix 5. All sections are interpreted and presented in pockets at the end of this report. This section presents the purpose and the description of each drillhole with best gold intersections. Refer to appendix 2 for the listing of all abbreviations used in the description of rocks.

Table 2- Collars information of winter 2013 drill holes (Lac Pau Project, Utm Nad83, Zone 19)

Hole Name	Zone	Utm_E_Nad83	Utm_N_Nad83	Elevation (m)	Line	Station	Azimuth (°)	Dip (°)	Length (m)	Area
PAU-13-060	19	444297	6077684	508.42	L35+50N	S13+30E	135	-60	276	Jedi
PAU-13-061	19	444352	6077784	507.00	L36+50N	S12+91E	134	-63	363	Jedi
PAU-13-062	19	444453	6077844	506.00	L37+75N	S13+28E	134	-62	306	Jedi
PAU-13-063	19	444616	6077974	505.00	L40+00N	S13+43E	134	-62	285	Jedi
PAU-13-064	19	444917	6078279	504.00	L44+00N	S13+50E	135	-61	285	Jedi
PAU-13-065	19	447166	6080678	500.00	L77+00N	S11+95E	135	-60	211.7	Hope
PAU-13-066	19	445658	6078502	502.00	L51+00N	S16+95E	134	-78	216	Jedi Extension
PAU-13-067	19	440708	6077353	541.00	L7+52N	S9+52W	135	-60	225	Obiwan
PAU-13-068	19	441002	6077221	508.00	L8+79N	S6+57W	180	-60	201	Obiwan
								TOTAL	2368.7 m	

Table 3- Significant (bold pattern) and anomalous Au intersections obtained from 2013 winter drilling campaign on Lac Pau Project.

Hole ID	Line	Station	Azimuth	Dip	Length (m)	Inc.	From	To	Length in meters		Cut (g/t Au)
PAU-13-060	35+50N	13+30E	N135	-60	276.0		110.15	122.00	11.85	(9,50)	0.18
							180.50	213.50	33.00	(26,40)	0.24
						inc.	183.50	185.00	1.50	(1,20)	1.39
							233.00	236.00	3.00	(2,40)	0.58
PAU-13-061	36+50N	12+91E	N134	-63	363.0		**258.40**	**278.50**	**20.10**	**(16,10)**	**0.51**
						inc.	**261.00**	**262.00**	**1.00**	**(0,80)**	**1.46**
						inc.	**272.40**	**278.50**	**6.10**	**(4,90)**	**0.71**
							326.70	**345.40**	**18.70**	**(14,95)**	**0.82**
						inc.	**329.50**	**341.45**	**11.95**	**(9,55)**	**1.15**
						inc.	**330.85**	**332.00**	**1.15**	**(0,90)**	**3.27**
PAU-13-062	37+75N	13+28E	N134	-62	306.0		113.00	114.00	1.00	(0,80)	2.28
							230.00	**248.50**	**18.50**	**(14,80)**	**0.34**
							259.50	**261.00**	**1.50**	**(1,20)**	**11.50**
							270.00	**291.50**	**21.50**	**(17,20)**	**0.37**
						inc.	**276.00**	**286.00**	**10.00**	**(8,00)**	**0.62**
PAU-13-063	40+00N	13+43E	N134	-62	285.0		199.00	208.00	9.00	(7,20)	0.45
						inc.	203.50	205.00	1.50	(1,20)	1.77
							217.50	**241.40**	**23.90**	**(19,20)**	**0.61**
						inc.	**218.30**	**225.50**	**7.20**	**(5,75)**	**1.45**
PAU-13-064	44+00N	13+50E	N135	-61	285.0		96.70	104.00	7.30	(5,85)	0.54
						inc.	96.70	98.00	1.30	(1,05)	2.05
							208.50	210.00	1.50	(0,95)	1.21
							238.00	250.00	12.00	(9,60)	0.21
HOPE AREA											
PAU-13-065	77+00N	11+95E	N135	-60	211.7		163.50	180.00	16.50	(13,20)	0.24
JEDI EXTENSION AREA											
PAU-13-066	51+00N	16+95E	N134	-78	216.0		59.00	68.00	9.00	(7,20)	0.36
						inc.	59.00	62.00	3.00	(2,40)	0.73
							85.50	108.00	22.50	(18,00)	0.14
							130.50	135.00	4.50	(3,60)	0.44
OBIWAN AREA											
PAU-13-067	7+52N	9+52W	N135	-60	225.0	NSV					
PAU-13-068	8+79N	6+57W	180	-60	201.0		35.00	41.00	6.00	(4,80)	0.26
							67.50	69.00	1.50	(1,20)	0.50

( ) : True Thickness

10.1 –Jedi zone

After successful results obtained during winter 2012 drilling campaign on Jedi zone, five (5) new drillholes (PAU-13-060 to PAU-13-064) were performed (Picture 2). The mineralized zone is associated with a pluri-metric deformation corridor and located directly on a magnetic contrast that corresponds to a lithological contact between Beausac suite intrusive granodiorite (high magnetic) and paragneiss? of Grosbois complex (low magnetic).



N
PAU-13-064
PAU-13-063
PAU-13-062
PAU-13-061
PAU-13-060
Legend
Collars Winter 2013
Collars 2010-2012
Property limit
Majors showings
Airstrip landing
Gravel road
Dam

Picture 2 –Collars location, Jedi area, winter 2013 drilling program, Lac Pau Project.

10.1.1 - PAU-13-060 (L35+50N, S13+30E, AZ = 135°, Dip = -60°, L = 276m)

The hole PAU-13-060 was performed 100 meters SW of hole PAU-12-058 that returned **0.97 g/t Au over 69.00 m including 1.74 g/t Au over 31.50 m** and aimed the Jedi zone at 355 ASL. The drillhole intersected the fine-grained gneissic to protomylonitic granodiorite until 259.2 m in contact with a fine grained biotite-rich (20%) and garnet-bearing granodiorite interpreted as being the Grosbois Complex. The Lac Pau porphyry intrusion is injected by felsic pegmatites (from 109.20 to 110.15 m and from 175.90 to 180.85 m), crosscut by an altered (biotite-chlorite) gabbro dyke (from 133.85 to 136.95 m) and by a magnetic ultramafic dyke (from 152.10 to 168.70 m). An anomalous gold intersection is observed from 110.15 to 122.00 m and returned 0.18 g/t Au over 11.85 m including 0.57 g/t Au over 1.50 m from 119.00 to 120.50 m. In the description, circular patrons are observed in the intrusion (possibly folded). Two (2) principal alteration zones are intersected:

1. From 69.00 to 109.00 m, the granodiorite is affected by silica-chlorite-biotite±fuchsite±sillimanite, injected by quartz veins with 1 to locally 8% pyrite disseminated or in millimetrics stringers. The altered granodiorite corresponds probably in surface with Jedi Nord altered zone (PP-32, Picture 2).

2. A second alteration zone is intersected from 180.85 to 201.40 m and corresponds probably with Jedi zone. The intrusion is altered to silica-chlorite-cordierite-sericite(muscovite)±sillimanite±hematite, injected by 2-3% mm to cm quartz veins and contains 1-10% pyrite disseminated or in mm irregular blebs. **From 180.50 to 213.50 m, the Jedi zone returned an anomalous halo of 0.24 g/t Au over 33.00 m including 1.39 g/t Au over 1.50 m from 183.50 to 185.00 m (Picture 3).**



Picture 3 – Silica flooding and biotite alterations affecting the granodiorite at 184.80 m. The intrusion contains 10% pyrite, 3% pyrrhotite and chalcopyrite in traces in mm- to cm-blebs and interstitial to felsic crystals and returned 1.39 g/t Au over 1.50 m (Sample #357 050).

10.1.2 - PAU-13-061 (L36+50N, S12+91E, AZ = 134°, Dip = -63°, L = 363m)

The hole PAU-13-061 was performed 60 meters NW of and below hole PAU-12-058 and aimed the Jedi zone at 245 ASL. The drillhole intersected the fine-grained gneissic to protomylonitic granodiorite until 345.40 m in contact with a fine-grained garnet-bearing granodiorite interpreted as being the Grosbois Complex. The Lac Pau porphyry intrusion is injected by felsic pegmatites and crosscut by two (2) altered (biotite-chlorite) gabbro dykes from 177.55 to 179.00 m and from 215.20 to 216.65 m. The highly magnetic ultramafic dyke crosscuts the intrusion from 180.00 to 184.50 m. The principal schistosity in the protomylonitic facies shows many evidences of folding. Well-preserved porphyritic texture is locally observed. Two (2) principal alteration and mineralized zones are intersected:

1. The first zone is observed from **252.00 to 270.70 m.** The intrusion is heterogeneous and presents various facies. The metasomatic rock is affected by a silica-chlorite±biotite±green plagioclase (amazonite?)±K-Feldspars±hematite±garnet alteration rarely injected by mm- to cm-scaled quartz veins and contains 3-5% to locally 15% pyrite

disseminated or in irregular blebs (Picture 4). **An anomalous halo was intersected from 258.40 to 278.50 m and returned 0.51 g/t Au over 20.10 m including 1.46 g/t Au over 1.00 m from 261.00 to 262.00 m and 0.71 g/t Au over 6.10 m from 272.40 to 278.50 m.**

2. The second alteration zone (Jedi gold-bearing zone interpreted) is intersected from 324.40 to 345.40 m. Pegmatitic to fine-grained gneissic granodioritic intrusion is affected by silica-cordierite-chlorite-muscovite(sericite)±sillimanite alterations. The altered interval contains 2-3% pyrite, 1-2% pyrrhotite and chalcopyrite disseminated or in irregular blebs (Picture 5). **Jedi zone returned 0.82 g/t Au over 18.70 m from 326.70 to 345.40 m including 1.15 g/t Au over 11.95 m from 330.85 to 341.45 m and 3.27 g/t Au over 1.15 m from 330.85 to 332.00 m (Picture 5) and 2.68 g/t Au over 0.95 m from 340.50 to 341.45 m.**



Picture 4 – Silica-chlorite-K-Feldspars alterations affecting granodiorite at 268.10 m. The intrusion contains 15% pyrite in irregular blebs and returned 0.95 g/t Au over 1.50 m (Sample #357 366).



Picture 5 – Silica flooding and chlorite-biotite alterations affecting granodiorite at 331.10 m. The intrusion contains 5% pyrite-pyrrhotite disseminated or interstitial to felsic crystals and yielded 3.27 g/t Au over 1.15 m (Sample #357 425).

10.1.3 - PAU-13-062 (L37+75N, S13+28E, AZ = 134°, Dip = -62°, L = 306m)

The hole PAU-13-062 was performed 117 meters toward NE of the hole PAU-12-058 and aimed the Jedi zone at 315 ASL. An IP anomaly (PP-32) was tested by the same time (Picture 2). The drillhole intersected the fine-grained gneissic to protomylonitic granodiorite until 291.50 m in contact with a fine-grained garnet-bearing granodiorite and injected by 10-15% felsic leucosomes and/or pluri-metric pegmatite (from 298.00 to 301.00 m and from 304.10 to 306.00 m). This later lithology is interpreted as being the Grosbois Complex. The Lac Pau porphyry intrusion is injected by some metric-scale felsic pegmatites and crosscut by two (2) altered (biotite-chlorite) gabbro dykes from 186.75 to 189.30 m and from 216.95 to 218.70 m. The highly magnetic ultramafic dyke crosscuts the intrusion from 193.90 to 198.25 m. Well-preserved porphyritic texture is locally observed. **An anomalous intersection is observed from 86.50 to 88.00 m and returned 2.71 g/t Au over 1.50 m.** The intrusion is affected by three (3) principal alteration zones:

1. A massive altered granodiorite is observed from 23.20 to 29.70 m (explanation of PP-32). The intrusion is affected by silica-chlorite±chlorite±cordierite±sillimanite alteration and injected by 5% quartz veins. The intrusion contains 5% pyrrhotite and 1% pyrite disseminated.

2. A large alteration halo is observed from 97.75 to 151.25 m and corresponds probably with Jedi Nord alteration zone in surface. Host rock is strongly altered to silica-muscovite(sericite)-chlorite-biotite±sillimanite±garnet±cordierite±fuchsite, injected by 5-15% quartz veins and contains 2-5% pyrite, 1-2% pyrrhotite and rare traces of arsenopyrite. **Sample #357 551, associated with a quartz vein with arsenopyrite, returned 2.28 g/t Au over 1.00 m from 113.00 to 114.00 m.**

3. The interpreted Jedi alteration zone is observed from 227.25 to 291.50 m. The intrusion is affected by pervasive silica-biotite-chlorite alteration accompanied by sillimanite±cordierite±garnet. The altered zone is injected by 5-10% mm- to cm-scaled quartz veins and 5-10% felsic leucosomes. We observed 1-10%, to locally 10-20% pyrite (Picture 6) and 1-5% pyrrhotite disseminated and rarely in mm-scaled stringers. **The Jedi altered zone returned three (3) anomalous gold intersections: (1) 0.34 g/t Au over 18.50 m from 230.00 to 248.50 m; (2) 11.50 g/t Au over 1.50 m from 259.50 to 261.00 m and (3) 0.37 g/t Au over 21.50 m from 270.00 to 291.50 m including 0.62 g/t Au over 10.00 m from 276.00 to 286.00 m. At total, the anomalous gold halo returned 0.54 g/t Au over 61.50 m from 230.00 to 291.50 m.**



Picture 6 – Pervasive silica±chlorite±sillimanite alterations affecting granodiorite and crosscut by a cm-scaled quartz veins at 285.60 m. Note that pyrite crystals seem to be crosscut by the quartz vein. The intrusion contains 5-10% pyrite in irregular blebs or interstitial to felsic crystals. The sample #357 706 returned 0.58 g/t Au over 1.00 m.

10.1.4 - PAU-13-063 (L40+00N, S13+43E, AZ = 134°, Dip = -62°, L = 285m)

The hole PAU-13-063 was performed 150 m toward NNE of PAU-12-057 that returned **0.53 g/t Au over 23.00 m including 4.10 g/t Au over 1.50 m** and aimed the Jedi zone at 300 ASL. IP anomaly PP-33 was tested by the same time (Picture 2). The drillhole intersected the fine-grained gneissic to protomylonitic granodiorite until 241.40 m in contact with a fine-grained garnet-bearing granodiorite and injected by 10-15% felsic leucosomes and/or pluri-metric pegmatites. This lithology is interpreted as being the Grosbois Complex. The Lac Pau porphyry intrusion is injected by some metric-scaled felsic pegmatites and crosscut by three major (3) altered (biotite-chlorite) gabbro dykes from 123.30 to 126.00 m, from 148.10 to 155.40 m and from 162.00 to 167.50 m. The intrusion is affected by three (3) principal alteration zones:

1. The first alteration zone is intersected from 32.50 to 35.50 m. The granodiorite is strongly altered to silica and injected by numerous quartz veins. A trace to 1% pyrite finely disseminated is observed along the interval.

2. IP anomaly PP-33 on this section is probably explained by the altered zone described from 83.20 to 123.30 m. This intersection corresponds probably to Jedi Nord zone? The metasomatic rock is characterized by a gneissic and brecciated? (leopard skin appearance) texture and affected by a pervasive silica-biotite±sillimanite±cordierite±K-Feldspars alterations. The rock is injected by 10% mm- to cm-scaled quartz veins. Trace to 1% disseminated pyrite is present within this interval.

3. The interpreted Jedi zone is intersected from 209.00 to 241.40 m. Gneissic or banded granodiorite is affected by silica-sillimanite-biotite±chlorite±fuchsite alterations and injected by 1-5% mm- to cm-scaled quartz veins. 2-10% pyrite-pyrrhotite finely disseminated or in mm-scaled stringers is observed (Picture 7). **Jedi altered zone returned two (2) anomalous gold intersections: (1) 0.45 g/t Au over 9.00 m from 199.00 to 208.00 m including 1.77 g/t Au over 1.50 m from 203.50 to 205.00 m and (2)**

0.61 g/t Au over 23.90 m from 217.50 to 241.40 m including 1.45 g/t Au over 7.20 m from 218.30 to 225.50 m. At total, the anomalous gold halo returned 0.45 g/t Au over 42.40 m from 199.00 to 241.40 m.



Picture 7 – Pervasive silica-biotite alterations affecting granodiorite and injected by mm-scaled quartz veins and/or quartz flooding at 225.50 m. The intrusion contains 5% pyrite and 1-2% pyrrhotite in irregular blebs, disseminated or interstitial to felsic crystals. The interval returned 0.58 g/t Au over 1.50 m (#357 917).

10.1.5 - PAU-13-064 (L44+00N, S13+50E, AZ = 135°, Dip = -61°, L = 285m)

The hole PAU-13-064 was performed at the NE extremity of the Jedi zone and aimed this later at 360 ASL. IP anomalies PP-36 and PP-33 were tested by the same time (Picture 2). The drillhole intersected the fine-grained gneissic to protomylonitic granodiorite until the end of hole (285.00 m). Well preserved porphyritic texture is observed from 267.60 to 285.00 m. The contact with the fine-grained garnet-bearing granodiorite injected by felsic leucosomes (Grosbois Complex) wasn't intersected in the drillhole. The Lac Pau porphyry intrusion is injected by some metric-scaled felsic pegmatites and crosscut by two (2) altered (biotite-chlorite) gabbro dykes from 90.60 to 96.70 m and from 229.30 to 230.50 m. The highly magnetic ultramafic dyke crosscuts the intrusion from 122.30 to 138.35 m and from 155.20 to 169.65 m. The intrusion is affected by three (3) principal alteration zones:

1. The first alteration zone is intersected from 2.00 to 77.35 m and explains IP anomaly PP-36 (in surface, PAU2011R-094 returned 0.23 g/t Au over 4.00 m and PAU2011R-097 returned 0.16 g/t Au over 9.00 m). The granodiorite is affected by a pervasive silicification (20-40%) and injected by 1% quartz veins. Biotite-chlorite-sillimanite±cordierite±fuschite±sericite±K-Feldspars alterations are also observed. A trace to 2% pyrite finely disseminated is observed along the interval. **The altered zone returned anomalous value from 50.20 to 54.00 m (0.24 g/t Au over 3.80 m) and comparable to gold value obtained in surface.**

2. IP anomaly PP-35 on this section is probably explained by the altered zone described from 96.70 to 122.30 m. This intersection corresponds probably to Jedi Nord? zone and returned gold value up to 0.51 g/t Au over 5.00 m in surface (PAU2012R-016). The granodioritic orthogneiss is characterized by fine-grained and gneissic textures and affected by a pervasive silica- sillimanite alterations. The intrusion is injected by 1% mm- to cm-scaled quartz veins and 1% mm-scaled garnet porphyroblasts. 1-2% disseminated pyrite is present within the interval. **The altered zone returned anomalous gold value from 96.70 to 104.00 m (0.54 g/t Au over 7.30 m including 2.05 g/t Au over 1.30 m from 96.70 to 98.00 m).**

3. The interpreted Jedi Extension zone is intersected from 230.50 to 267.60 m. Fine-grained gneissic granodiorite is affected by silica-chlorite±sillimanite±cordierite±sericite alterations and injected by 2% mm- to cm-scaled quartz veins. 2-5% pyrite-pyrrhotite finely disseminated or in mm-scaled stringers are observed along the interval (Picture 8). Traces of chalcopyrite is also observed. **The Jedi Extension alteration zone returned 0.21 g/t Au over 12.00 m from 238.00 to 250.00 m.**



Picture 8 – Fine-grained granodiorite affected by a silica±chlorite pervasive alterations and injected by mm-scaled quartz veins and/or quartz flooding at 240.60 m. The intrusion contains 5-10% pyrite and 1-2% pyrrhotite disseminated, in irregular blebs and stringers or interstitial to felsic crystals (#358 178 returned 0.248 g/t Au over 1.50 m).

10.2 –Hope area

Drillhole PAU-13-065 had objective to test two (2) IP anomalies (PP-89 and PP-90) located 700 meters SW of the Hope showing (Picture 9). Prospecting in the area allowed to discoversome anomalous Au-Mo outcrops and/or boulders (1.52 up to 25.8 g/t Au represented by yellow stars in picture 9 and 0.58% Mo in grab sample and 0.61% Mo in boulder represented by blue stars in Picture 9).


N
PAU-13-065
Grab: 1.52 g/t Au
Legend
Collars Winter 2013
Collars 2010-2012
Property limit
Majors showings
Airstrip landing
Gravel road
Dam
Au showing
Au boulder
Cu showing
Mo showing
Mo boulder

Picture 9 –Collar location PAU-13-065, Hope area, winter 2013 drilling program, Lac Pau Project.

10.2.1 - PAU-13-065 (L77+00N, S11+95E, AZ = 135°, Dip = -60°, L = 211.7m)

The drillhole intersected the fine- to medium-grained protomylonitic granodiorite until the end of hole (211.70 m). The Lac Pau porphyry is crosscut by two (2) schistous and altered (biotite-chlorite) gabbro dykes from 188.65 to 190.00 m and from 205.70 to 211.70 m. No alteration zone was intersected in this drillhole. The intrusion contains 1-3% pyrite-pyrrhotite disseminated or in mm-scale stringers and could explain the IP anomalies. **An anomalous gold zone was intersected from 163.50 to 180.00 m and returned 0.25 g/t Au over 16.50 m.**

10.3 –Jedi Extension zone

Drillhole PAU-13-066 was performed to test IP anomalie PP-40, that corresponds to Jedi Extension mineralized zone, on line L51+00N. The collar is located 100 meters SW of drillhole PAU-10-028 (0.53 g/t Au over 44.60 m including 1.08 g/t Au over 11.00 m) and PAU-11-038 (0.47 g/t Au over m 10.50 m) and 100 m NE of PAU-11-037 that returned 0.93 g/t Au over 12.10 m. The drillhole aimed the Jedi Extension zone at 371 ASL and tested a possible mineralized rake at 35° toward SW.


PAU-13-066
PAU-13-064
N
Legend
Collars Winter 2013
Collars 2010-2012
Property limit
Majors showings
Airstrip landing
Gravel road
Dam

Picture 10 –Collar location PAU-13-066, Jedi Extension zone, winter 2013 drilling program, Lac Pau Project.

10.3.1 - PAU-13-066 (L51+00N, S16+95E, AZ = 134°, Dip = -78°, L = 216 m)

The drillhole intersected the fine- to medium-grained protomylonitic to gneissic granodiorite from 1.90 to 172.20 m in contact with a fine-grained garnet-bearing migmatized granodiorite and injected by 20% felsic leucosomes. This lithology is interpreted as being the Grosbois Complex. The Lac Pau porphyry is crosscut by an altered (biotite-chlorite) gabbro dyke from 214.65 to 216.00 m. The granodioritic intrusion is affected by two (2) alteration zones:

1. The first alteration zone is intersected from 54.80 to 92.00 m. The granodiorite is massive to foliated and locally brecciated (leopard texture) and affected by a silica-sericite-biotite-chlorite±garnet alterations. Injected by 5% quartz veins from 72.30 to 79.70 m. Chlorite and garnet are observed in porphyroblasts. A trace to 1% pyrite finely disseminated is observed along the interval. The core is fractured. **Two (2) anomalous gold intersections were intersected: (1) from 59.00 to 68.00 m the intrusion returned 0.36 g/t Au including 0.73 g/t Au over 3.00 m from 59.00 to 62.00 m and (2) from 85.50 to 108.00 m and returned 0.14 g/t Au over 22.50 m**.

2. The second zone is observed from 102.00 to 172.20 m and represents probably Jedi Extension zone. The fine- to medium-grained granodiorite is massive to gneissic and presents breccia and/or banded textures evidence. The intrusion is affected by a silica-chlorite-biotite±garnet±sericite±fuschite±cordierite alterations. Trace of pyrite disseminated is observed. **An anomalous gold intersection yielded 0.44 g/t Au over 4.50 m from 130.50 to 135.00 m.**

10.4 –Obiwan area

Drillholes PAU-13-067 and PAU-13-068 were performed to test Obiwan showing and IP anomaly PP-13 respectively (Picture 11).


N
PAU-13-067
PAU-13-068
Obiwan

Picture 11 – Collars location PAU-13-067 and PAU-13-068, Obiwan Area, winter 2013 drilling program, Lac Pau Project.

10.4.1 - PAU-13-067 (L7+52N, S9+52W, AZ = 135°, Dip = -60°, L = 225m)

The hole PAU-13-067 aimed at 440 ASL the Obiwan zone that returned at surface 2.10 g/t Au over 5.00 m including 4.73 g/t Au over 2.00 m in channel. The drillhole intersected a fine- to medium-grained slightly foliated granodiorite from 1.90 until the end of hole (225.00 m). The intrusion is affected by a pervasive silicification and/or a biotitisation. Cordierite-bearing pegmatites crosscut the intrusion from 192.60 to 199.90 m and from 208.00 to 209.50 m. An altered gabbro dyke (biotite-chlorite±sillimanite?) also crosscuts the intrusion from 149.20 to 172.50 m. Granodiorite is injected by pluri-metric and massive quartz veins (from 20.95 to 22.30 m and from 95.25 to 96.20 m). The Porphyry Lac Pau intrusion is affected by an alteration zone that corresponds probably to the Obiwan mineralized zone:

1. The altered zone is intersected from 96.20 to 149.20 m. The fine-grained metasomatized granodiorite is foliated to gneissic, injected by 3-5% felsic leucosomes and by 2-5% cm-scale pegmatites. It contains cordierite and garnet porphyroblasts. The intrusion is affected by a pervasive silicification (30%) and cordierite (15%) alterations and injected

by 5-20% mm- to cm-scale quartz veins. Potassic alteration is also noticed by biotite enrichment (5%). The interval contains 1-2% pyrite-pyrrhotite disseminated or in mm – scale stringers and up to 5% sulphides from 121.00 to 126.00 m (Picture 12). No significant value was intersected in this drillhole.


CD veins

Picture 12 – Fine-grained and foliated granodiorite affected by a silica±biotite pervasive alterations and injected by cm-scaled quartz or cordierite veins at 124.2 m. The intrusion contains 10-12% pyrrhotite and 1-2% pyrite disseminated, in irregular blebs and generally parallel to principal schistosity (Sample #362 325).

10.4.2 - PAU-13-068 (L8+79N, S6+57W, AZ = 180°, Dip = -60°, L = 201 m)

The hole PAU-13-068 tested the IP anomaly PP-13 located 230 m SE of Obiwan showing. A fine- to medium-grained, gneissic to foliated granodiorite is intersected from 1.90 to 142.65 m (Lac Pau Porphyry intrusion interpreted) in contact with a fine-grained garnet-bearing granodiorite (Grosbois Complex interpreted) until the end of hole (201.00 m). The porphyry intrusion is generally affected by a weak pervasive silicification-biotitization and locally cordierite alterations. Numerous felsic pegmatites crosscut the intrusion as well as an altered and schistous gabbro dyke (biotite-chlorite) from 93.95 to 95.50 m. **From 35.00 to 41.00 m, the intrusion returned 0.26 g/t Au over 6.00 m**. The Porphyry Lac Pau intrusion is affected by an alteration zone but the IP anomaly remains unexplained:

1. The altered zone is observed from 51.00 to 56.50 m. The granodiorite is generally massive and fine-grained. Pervasive silicification (30%), chloritization (10%) and sericitization alterations affected the intrusion. Pyrite in traces and disseminated is observed along the interval.

ITEM 11 - SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1 - Sample security, storage and shipment

All samples were collected and processed by Virginia's employees. After on-site splitting, they were immediately placed in plastic sample bags, tagged and recorded with their unique sample numbers. All samples were initially stored at the campsite. They were not secured in locked facilities, as this precaution was deemed unnecessary due to the remoteness of the camp. Sealed samples were then placed in shipping bags, which in turn were sealed with fibreglass tape. Shipping bags were then loaded onto a truck for transportation where Virginia personnel delivered them to the ALS Chemex sample preparation facility in Val-d'Or. Bags remained sealed until they were opened by the staff of ALS Chemex.

11.2 - Sample preparation and assay procedures

After logging in, the samples were crushed in their entirety at the ALS Chemex preparation laboratory in Val-d'Or to >70% passing 2 mm (ALS Chemex Procedure CRU-31). A 200 to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process was pulverized using a ring mill to >85% passing 75 µm (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. Two (2) types of analytical packages have been used: Au+Scan and WRC packages. Each package is discussed below.

The Au+Scan package includes quantitative detection of Au, Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Th, Ti, Tl, U, V, W and Zn. All elements, except Au, were determined by the ME-ICP41 Procedure. Au was determined by the AA23 Procedure. For the sample with the value higher than 10 g/t Au, the analysis was repeated with the GRA21 procedure. For the sample with the value higher than 1.0% Cu or Zn, the analysis was repeated with the OG62 Procedure.

The WRC package was selected to perform lithogeochemistry on lithological samples. These samples have been analyzed for Si, Al, Fe^{3+}, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr and Ba, reported as oxides, and for Y, Zr, Zn, Cu and Au. Major elements, Y and Zr were assayed using the ME-XRF06 method which consists in a lithium meta- or tetra-borate fusion followed by XRF. Cu and Zn from this package were obtained using AAS, following aqua regia digestion, according to the AA45 Procedure. Au was determined by the AA23 Procedure, a 30-g fire assay followed by AAS. Loss on ignition was calculated by the gravimetric method applied after heating at 1000°C.

ITEM 12 - DATA VERIFICATION

Quality control procedures are necessary to monitor (1) accuracy, (2) precision and (3) contamination. For this campaign, rigorous data verification procedures were performed on the assay results, standards and blank assays. The author of the present report was involved in collecting, recording, interpreting and presenting the data in this report and in the accompanying maps and sections. Data was reviewed and checked by the author and is believed to be accurate. During sampling of core samples, a minimum of 5 QA/QC (standard, duplicate, quarter split or blank sample) were added systematically for each batch of 25 core samples collected as part of a quality control implemented by Virginia Mines. A total of 397 quality control samples were taken during this campaign and represent 19.50% of the total multi-element sampling. Standards used were Si64, SL61 and SN60 (Rocklabs) and an uncertified blank material made of calcite (Dolomite). The reference material expected results and assayed values are available in appendix 6. ALS Chemex, as part of their standard quality control, also ran duplicate check samples and standards. No sample was assayed at other laboratories.

12.1 – Standards validation

The standards are used to monitor accuracy. A total of 54 standards Si64, 55 standards SL61 and 45 standards SN60 were used during the 2013 winter drilling campaign. The data verification was done using the gold concentration of each standard samples. All gold contents in standards used are presented in appendix 7. For treatment and interpretation of data, an "Excel format" template was downloaded from Rocklabs's internet site.

12.1.1 – Standard Si64 (1.780 ppm Au ± 0.013)

The process performance chart and table results are presented in appendix 8. One sample (#362 577) was excluded and considered like an outliers. Out-of-controls results (outlying results) of 1.9% are considered "*Industry Typical*" according to the chart of Rocklab website. There are no gross outliers outside the process limits. According to the results, the precision expressed as a percentage of relative standard deviation of 5.05% (excluding outlier results) is considered "*Poor*" according to the chart of Rocklab website for gold concentration > 1.0 ppm Au.

12.1.2 – Standard SL61 (5.931 ppm Au ± 0.057)

The process performance chart and table results are presented in appendix 9. Two (2) samples (#358 052 and #361 963) was excluded and considered like an outliers and one sample (#361 927) was excluded and considered like a gross outliers. Out-of-controls results (outlying results) of 1.8% are considered "*Industry Typical*" according to the chart of Rocklab website. According to the results, the precision expressed as a percentage of relative standard deviation of 5.76% (excluding outlier results) is considered "*Poor*" according to the chart of Rocklab website for gold concentration > 1.0 ppm Au.

12.1.3 – Standard SN60 (8.595 ppm Au ± 0.073)

The process performance chart and table results are presented in appendix 10. One sample (#362 102) was considered like an outlier and not excluded and one sample (#362 252) was excluded and considered like a gross outliers. Out-of-controls results (outlying results) of 1.8% are considered "*Industry Typical*" according to the chart of Rocklab website. According to the results, the precision expressed as a percentage of relative standard deviation of 3.67% (excluding outlier results) is considered "*Industry Typical*" according to the chart of Rocklab website for gold concentration > 1.0 ppm Au.

12.2 – Blank validation

The blank sample is used to monitor contamination in the laboratory. The data verification was done using the gold concentration of each blank sample. A total of 81 blank samples were inserted in the routine sampling line. All gold concentrations of the blanks are listed in appendix 11. According to Belzile Solutions Inc. (2010) in a document used during an intensive course given in Québec City in November 2012 by OGQ, assays for blanks should be, 80% in case, less than 2 times the detection limit of the analytical method, or <0.005 ppm Au in this case. Therefore, the gold content in blank sample should be less than <0.01 ppm Au to be considered acceptable. For the 2013 drilling campaign, 97.5% of gold contents in blank samples analysed are under this acceptable limit so we can assume no detectable contamination in the laboratory. A possible contamination was suspected by a high gold content in a blank sample in workorder VO13056437 (Sample # 362 007 = 0.683 ppm Au). Reassaying of pulp of the entire workorder infirmed the contamination (workorder VO13080654). The new analyse of the sample #362 007 returned 0.08 ppm Au. The validation test of this blank sample failed but the gold content is revised in downwards.

12.3 – Duplicata validation

The duplicata sample is used to monitor precision. The data verification was done using the gold concentration of each duplicata sample. A total of 81 duplicates samples were inserted in the routine sampling line. All gold concentrations are listed in appendix 12. The **R**elative **P**ercent **D**ifference (RPD) was calculated to evaluate the precision of gold content in original sample versus the duplicata sample. This precision is evaluated by the following formula:

$$RPD = [(C1-C2) \div ((C1+C2)/2)] \times 100\%$$

Where:
C1 =Concentration of the compound or element in the sample
C2 =Concentration of the compound or element in the duplicata

The Average **R**elative **P**ercent **D**ifference appears at the bottom of the table in the appendix 12 and highlighted in yellow. The RPD% for this campaign is 9.66% and represents the average of all the **R**elative **P**ercent **D**ifference for each duplicata. For reject, an Average **R**elative **P**ercent **D**ifference <10% is acceptable according to Belzile Solutions Inc. (2010). The scatter plot in appendix 12 show a concentration of gold in original sample versus concentration of gold in duplicata distributed along a line X=Y. The distribution is well concentrated along this line and confirmed by a coefficient of regression R2 = 0.98. These two (2) facts indicated a good precision of the laboratory.

12.4 – Quarter split validation

The duplicata sample is used to monitor precision. The data verification was done using the gold concentration of each quarter split sample. A total of 81 quarter split samples were inserted in the routine sampling line. All gold concentrations are listed in appendix 13. The **R**elative **P**ercent **D**ifference (RPD) was calculated to evaluate the precision of gold content in original sample versus the quarter split sample. This precision is evaluated by the following formula:

RPD= [(C1-C2) ÷ ((C1+C2)/2)] x 100%

Where:
C1 =Concentration of the compound or element in the sample
C2 =Concentration of the compound or element in the quarter split

The Average **R**elative **P**ercent **D**ifference appears at the bottom of the table in the appendix 13 and highlighted in yellow. The absolute value of the RPD% for this campaign is 0.39% and represents the average of all the **R**elative **P**ercent **D**ifference for each quarter split. The scatter plot in appendix 13 show a concentration of gold in original sample versus concentration of gold in quarter split distributed along a line X=Y. Generally, the distribution is well concentrated along this line and confirmed by a coefficient of regression R2 = 0.97. These two (2) facts indicated a good precision of the laboratory. Naturally, some individual relative percent differences are out of range (Appendix 13), but this can be explained by the nugget effect and illustrated by the chart. We can see in the chart all samples with high nugget effect and located far from the line X=Y. These samples can explain individual relative percent differences that are out of range.

12.5 – Discussion

After treatment of QA/QC, data verifications are considerate acceptable. Only one standard sample (#361 927) in workorder VO13056434 is considered to be gross outlier. However, other QA/QC tests of this workorder by Virginia and ALS Chemex are within industry norms. A possible contamination was suspected in a blank sample in workorder VO13056437 (Sample # 362 007). Reassaying of pulp of the entire workorder infirmed the possibility of contamination. The new analysis of the sample #362 007 returned 0.08 ppm Au. After treatment of all data, we consider results from this campaign to be precise, accurate and free of detectable contamination.

ITEM 13 – MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 14 – MINERAL RESSOURCE ESTIMATES

This section is not applicable to this report.

ITEM 15 – MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 16 – MINING METHODS

This section is not applicable to this report.

ITEM 17 – RECOVERY METHODS

This section is not applicable to this report.

ITEM 18 – PROJECT INFRASTRUCTURE

This section is not applicable to this report.

ITEM 19 – MARKET STUDIES AND CONTRACTS

This section is not applicable to this report.

ITEM 20 – ENVIRONEMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

This section is not applicable to this report.

ITEM 21 – CAPITAL AND OPERATING COSTS

This section is not applicable to this report.

ITEM 22 – ECONOMIC ANALYSIS

This section is not applicable to this report.

ITEM 23 – ADJACENT PROPERTIES

A block of several claims (671) owned by #2282726 Ontario Ltd. is adjacent on the Lac Pau property and divided in two (2) bloks of claims. The first one and the largest is located on North-West part of the property and the second one is located on North-East sides of the Lac Pau property (Figure 2).

ITEM 24 – OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 25 – INTERPRETATION AND CONCLUSIONS

25.1 – Jedi and Jedi Extension area

The 2013 drilling campaign over Jedi and Jedi Extension gold-bearing zone demonstrates the continuity at shallow depth of the mineralization. The drilling programs confirmed, at this time, the Jedi mineralized zone over 650 meters laterally and to a depth of 300 meters. The mineralized zone returned pluri-metric anomalous to sub-economic gold values and remains open at depth as well-illustrated in the long section in figure 15 in Pocket.

Interpretation of sections DWG 36+50N (PAU-13-061), DWG 38+00N (PAU-13-062) and section DWG 40+00N (PAU-13-063) indicates that the Jedi zone is still present at depth. The altered and deformed gold-bearing corridor is wide and returned sub-economic gold intersections of **0.51 g/t Au over 20.10 m and 1.15 g/t Au over 11.95 m including 3.27 g/t Au over 1.15 m (PAU-13-061), 0.34 g/t Au over 18.50 m, 11.50 g/t Au over 1.50 m and 0.37 g/t Au over 21.50 m (PAI-13-062) and 0.61 g/t Au over 23.90 m including 1.45 g/t Au over 7.20 m (PAU-13-063)**. The Jedi zone intersected in these three (3) drillholes returned large anomalous gold halos of **0.82 g/t Au over 18.70 m in hole PAU-13-061, 0.54 g/t Au over 61.50 m in hole PAU-13-062 and 0.45 g/t Au over 42.40 m in hole PAU-13-063.**

Mineralized zone is closely associated with sillimanite-bearing granodiorite and/or silica-chlorite-potassic metasomatized granodiorite injected by quartz veins and/or by felsic injections and interpreted as being a wide stockwerk zone. The gold-bearing zone is hosted at the contact between protomylonitic graniodiorite (high magnetic of Beausac Suite) and a granodiorite well-foliated to gneissic and locally migmatized (probably corresponds to low magnetic unit of Grosbois Complex) and in close relation with a large mafic-ultramafic dyke. Furthermore, altered zones observed in surface (like Jedi North and Banjo zones) are correlated at depth.

Actually, the geological interpretation of the Jedi zone is well-understood. But the gold-bearing deformed and altered corridor (including Jedi Extension zone) is not economic at this time

25.2 – Hope area

The drillhole PAU-13-065 performed on Hope area did not give interesting results. The IP anomalies PP-89 and PP-90 are still unexplained. An anomalous gold intersection returned 0.25 g/t Au over 16.50 m in a fresh protomylonitic granodiorite.

25.3 - Obiwan area

The near-economic gold value intersected in surface on Obiwan showing (2.10 g/t Au over 5.0 m inc. 4.73 g/t Au over 2.0 m) was not repeated. In spite of the good looking of the altered zone intersected in the drillhole (Picture 12), the intrusion remains barren at shallow depth.

25.4 - Conclusion

However it is already obvious that the Lac Pau property hosts a fertile Au system associated with the Beausac Suite granodioritic intrusion. This system still hosts a lot of potential since it has been only covered punctually by advanced work so far and that many targets (including several IP conductors) remain untested at this time.

The winter 2013 drilling campaign has confirmed the extension at shallow depth of Jedi and Jedi Extension zones. The mineralized zone returned pluri-metric sub-economic gold values and remains open in depth. One more time, the winter 2013 drilling campaign demonstrates that the magnetic contact between granodiorite Beausac suite intrusion (Lac Pau porphyry) and paragneiss? or fine grained granodiorite of Grosbois complex is a long and open fertile gold-bearing corridor. But unfortunately, this gold-bearing corridor is not economic at this time.

ITEM 26 – RECOMMENDATIONS

The author strongly recommends, in first time, the investigation by ground prospecting on a proposed cut grid over the large till anomaly located on Mars showing and other till anomalies (Charbonneau, 2013) located on the west part of the property (Picture 13). The Mars showing is located 7.1 km west-southwest of Obiwan showing and near the gold fertile magnetic contact between granodiorite Beausac suite intrusion (Lac Pau porphyry) and paragneiss? or fine grained granodiorite of Grosbois complex (Pictures 13 and 14). Grab samples taken in Mars showing area returned values up to **2.09 g/t Au, 18.30 g/t Ag and 0.65% Cu**. The mineralization is associated with coarse grained pegmatitic felsic injections hosted in fine-grained and foliated granodiorite or paragneiss. The gold anomaly observed in till samples is present in fine fraction, in HMC fraction and gold count in one sample (LP12-109) returned up to 195 grains of gold including103 pristine. The anomaly is also associated with poly-metallic signature, as much as in fine and HMC fraction, in following elements: W-Mo-As-Pb-U-La (Picture 13). Furthermore, lithogeochemistry confirmed alteration in biotite±muscovite±andalusite(sillimanite) affecting the intrusion in the area. In second time, an IP survey should be realized on the Mars grid to prepare a mechanical stripping survey.


N
Legend
Till sample
Priority 1
Priority 2
Priority 3
Majors showings
Property limit
Airstrip landing
Gravel road
Dam
Mars
Obiwan

Picture 13 – Till anomalies and Mars showing location, Lac Pau Property.


N
Beausac Suite
Grosbois Complex
Mars Showing

Picture 14 –Magnetic contrast between Beausac Suite and Grosbois complex versus Mars showing location, Lac Pau Property.

ITEM 27 – REFERENCES

BEAUMIER, M., 1987. Géochimie des sédiments de lac, région de la rivière Caniapiscau. Ministère de l'Énergie et des Ressources, Québec; DP 86-23.

BÉLANGER, M., 1987. L'or dans la région de Schefferville. Ministère de l'Énergie et des Ressources, Québec; PRO 86-23.

BELZILE SOLUTION Inc., 2010. Estimation des ressources minérales, Québec, Novembre 2012. Cours intensif organisé par Ordre des Géologues du Québec, Document Powerpoint, 193 p.

BLOOM, L., 2010. Fire Assay QAQC Guidlines 2010 Extract. Internal QAQC procedure by IAMGOLD Corp., 16 pages.

CHARBONNEAU, R., 2013. Report on the 2012 till survey, Lac Pau Property, Central Québec. Ministère des Ressources Naturelles et de la Faune, Québec, 107 pages, In deposition.

CHEVÉ, S. et BROUILLETTE, P., 1995. Géologie et métallogénie de la partie nord-est de la Sous-province d'Ashuanipi (Nouveau-Québec) – Carte synthèse – 23J, 23K, 23N et 23O. Ministère des Ressources Naturelles, Québec; MM 95-01, carte synthèse au 1/100 000.

CHOINIÈRE, J., LAMOTHE, D. et CLARK, T., 1995. Cibles d'exploration géochimiques dans le Moyen-Nord québécois, secteur Caniapiscau-Ashuanipi. Ministère des Ressources Naturelles, Québec; PRO-95-05.

DAVID, J., MAURICE, C. et SIMARD, M., 2009. Datations isotopiques effectuées dans le nord-est de la Province du Supérieur, travaux de 1999, 2000 et 2001. Ministère des Ressources naturelles et de la Faune, Québec; DV 2009-05.

GOSSELIN, C. et SIMARD, M., 2000. Géologie de la région du lac Gayot (SNRC 23M). Ministères des Ressources naturelles, Québec; RG 99-06, 29 pages.

LAVOIE, J., SAVARD, M. et ARCHER, P., 2007. Rapport techniques et Recommandations, Programme de Reconnaissance, Projet Lac Pau. Ministère des Ressources naturelles et de la Faune, Québec; GM 63498.

LAVOIE, J., SAVARD, M. et ARCHER, P., 2008. Rapport techniques et Recommandations, rapport 43-101, programme de Reconnaissance, Projet Lac Pau. Ministère des Ressources naturelles et de la Faune, Québec; GM 63495, 132 pages.

LAVOIE, J. and ARCHER, P., 2010a. Technical Report and Recommendations, 2009 Exploration Program, Lac Pau Project, Quebec. Ministère des Ressources Naturelles et de la Faune, Québec; GM 65058, 397 pages.

LAVOIE, J. and ARCHER, P., 2010b, Technical Report and Recommandations, Winter 2010 Drilling Program, Lac Pau Project. Ministère des Ressources Naturelles et de la Faune, Québec; 747 pages and maps, GM 65383.

LAVOIE, J., ROY, I., LÉVESQUE, J.-A. and ARCHER, P., 2011. Technical Report and Recommendations Winter 2011 Drilling Program, Lac Pau project, Québec. Ministère des Ressources Naturelles et de la Faune, Québec; 583 pages, 17 maps, GM 66264.

LAVOIE, J., LÉVESQUE, J.-A. and ARCHER, P., 2012. Technical Report and Recommendations, Summer 2011 Exploration Program, Lac Pau Project, Quebec. Ministère des Ressources Naturelles et de la Faune, Québec; 377 pages, 13 maps, GM 66632.

LAVOIE, J., 2012. Technical Report and Recommendations Winter 2012 Drilling Program, Lac Pau project, Québec. Ministère des Ressources Naturelles et de la Faune, Québec; 878 pages, 19 maps; GM 67100.

LAVOIE, J. and GIRARD, T., 2012. Technical Report and Recommendations Summer 2012 Prospecting Program, Lac Pau Project, Quebec. Ministère des Ressources Naturelles et de la Faune, Québec; In deposition, 170 pages; In deposition.

MORITZ, R.P. and CHEVÉ, S.R., 1992. Fluid inclusion studies of high-grade metamorphic rocks of the Ashuanipi complex, eastern Superior Province: constraints on the retrograde P-T path and implication for gold metallogeny. Journal canadien des Sciences de la Terre, volume 29, pages 2309-2327.

PEARSON, V., 2011. Lac Pau Project, Lithogeochemical Interpretation. Virginia Mines Inc. Internal Report, 21 pages.

PEARSON, V. and LAVOIE, J., 2011. Field visit report, lac Pau Project. Some Geological observations. Virginia Mines Inc. Internal Report, 33 pages.

PERCIVAL, J.A., 1993. Géologie, Complexe d'Ashuanipi, région de Schefferville, Terre-Neuve-Québec. Commission Géologique du Canada ; carte 1785A, échelle 1 :125 000.

SAVARD, M. and LÉVESQUE, J.-A., 2011. Technical Report and Recommendations, Summer-Fall 2010 Exploration Program, Lac Pau Project, Quebec. Ministère des Ressources naturelles et de la Faune, Québec, GM-65714, 471 pages and 29 maps, GM 65714.

SDBJ, 1978. Cartes géochimiques des sédiments de lac de la région de la Baie James. Ministère des Ressources naturelles, Québec ; GM-34039.

SIMARD, M., 2008. Stratigraphie et géochronologie du nord-est de la Province du Supérieur. Dans : Synthèse du nord-est de la Province du Supérieur, M. Simard (coordonnateur). Ministère des Ressources naturelles et de la Faune, Québec ; RG 2009-02, 196 pages.

SIMARD, M., GOSSELIN, C., et LAFRANCE, I., 2009a. Géologie de la région de la rivière Sérigny (SNRC 24C et 23N). Ministère des ressources naturelles et de la Faune, Québec ; RG 2009-02, 38 pages.

SIMARD, M., PARENT, M., PAQUETTE, L. et LAFRANCE, I., 2009b. Géologie de la région du réservoir de Caniapiscau (SNRC 23K-23N). Ministère des Ressources naturelles et de la Faune, Québec, 37 pages ; RG 2009-04.

THÉRIAULT, R. et CHEVÉ, S., 2001. Géologie de la région du lac Hurault (SNRC 23L). Ministère des Ressources naturelles, Québec ; RG 2000-11, 49 pages.

TREMBLAY, L. Étude pétrographique de trois échantillons de roche, Projet Lac Pau. Rapport interne produit par IOS Services Géoscientifiques Inc, 28 pages, GM 63496.

SHARMA, K.N.M., 1996. Légende générale de la carte géologique ; édition revue et augmentée. Ministère des Ressources Naturelles ; MB 96-28.

TSHIMBALANGA, S., 2010, Levés de polarisation provoquées et de magnétométrie, Propriété du Lac Pau, Secteur Grid W2010, Région de la Baie-James, MRC Caniapiscau,Québec, SNRC 23K/13, Rapport, 23 pages, GM 65402.

TSHIMBALANGA, S., 2011, Levés de polarisation provoquées et de magnétométrie, Propriété Lac Pau, secteurs Tricorne-Jedi, Hope et Beausac-II, Secteur de la Baie-James, MRC Caniapiscau, Québec, SNRC 23K/13, Rapport, 33 pages, 90 cartes, GM 66265.

ITEM 28 – DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, *Jérôme Lavoie*, resident at 1304 Richard-Turner, Québec, Qc, G1W 3N2, do hereby certify that:

- I am presently employed as a Project Geologist with Virginia Mines inc., 300 rue St-Paul, Suite 200, Québec, Qc, G1K 7R1.
- I have received a B.Sc. in Engineering Geology in 2000 from the *Université du Québec à Chicoutimi* (U.Q.A.C.) and a M. Sc. A. in Economic Geology in 2008 from *Université du Québec à Chicoutimi* (U.Q.A.C.).
- I have been working as a geologist in mineral exploration since 2004.
- I am a professional geologist presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number #127 127.
- I am a qualified person with respect to the Lac Pau Project in accordance with section 5.1 of the national instrument 43-101.
- I worked in the region since 2006.
- I am responsible for writing the present technical report, utilizing proprietary exploration data generated by Mines Virginia Inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Mines Virginia Inc.
- I have been involved in the Lac Pau project since 2006.
- I have read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 9th day of September 2013.

"Jérôme Lavoie"




INGÉNIEUR - ENGINEER
QUÉBEC

Jérôme Lavoie, Eng., M. Sc.A.

CERTIFICATE OF QUALIFICATIONS

I, *Paul Archer*, resident at the 4772 rue du Courlis, St-Augustin-de-Desmaures, Qc, G3A 2B5, hereby certify that:

- I am presently the Vice President, Exploration with Mines Virginia inc., 300 rue St-Paul, Suite 200, Québec, Qc, G1K 7R1.
- I received a B.Sc. in Geological Engineering from the Université du Québec à Chicoutimi in 1979 and a M.Sc.A. in Earth Sciences from the Université du Québec à Chicoutimi in 1982.
- I have been working as a professional geologist in exploration since 1980.
- I am an active professional engineer in geology presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 36271.
- I am a qualified person with respect to the Lac Pau Project in accordance with section 5.1 of the national instrument 43-101.
- I have already visited the immediate region where the exploration activities were undertaken during summer 2009 and 2011.
- In collaboration with the author, I am responsible for supervising the present technical report, utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or change, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Virginia Mines inc.
- I have been involved in the Lac Pau project since 2006.
- I read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 1st day of November 2012.

"Paul Archer"



Paul Archer, M.Sc., P. Eng.



ITEM 29 – ILLUSTRATIONS AND MAPS



1 600 000 mN
-600 000 mE
-400 000 mE
-200 000 mE
0 mE
200 000 mE
N
Kuujjuaq
1 400 000 mN
Lac Pau project
1 200 000 mN
Schefferville
Radisson
Brisay Power Station
LABRADOR
1 000 000 mN
800 000 mN
Sept-Iles
atagami
Chibougamau
600 000 mN
Chicoutimi
Legend
City
Hydro-Quebec Power-Station
Virginia Mines Inc./IAMGOLD Corp.
Figure 1
Lac Pau Project
Project Location
Date: 18/10/2012
Author: J.L.
Office
Drawing
Scale: 1:5000000
Projection: Regional Lambert Conformal Conic (Quebec NAD 27)
0
50
100
200
Kilometres


100 000 mN
090 000 mN
080 000 mN
420 000 mE
430 000 mE
440 000 mE
450 000 mE
460 000 mE
N
Legend
CDC Lac Pau Project
CDC Others Companies
Withdrawn from staking
Majors showings
Lac Pau Camp
Airstrip landing
Gravel road
Dam
Virginia Mines Inc./IAMGOLD Corp.
Figure 2
Lac Pau Project
Claims and facilities location
Winter 2013
0
1.25
2.5
5

Virginia Mines Inc./IAMGOLD Corp.

Figure 3
Lac Pau Project
Geological Interpretation

415 000 mE
420 000 mE
425 000 mE
430 000 mE
435 000 mE
440 000 mE
445 000 mE
450 000 mE
455 000 mE

N

Legend

- Major Au showing
- As anomalie
- Lake sediment sample
- Au anomalie
- Magnetic continuity
- Magnetic discontinuity NE-SW and NW-SE
- Major magnetic discontinuity NW-SE
- Major shear zone
- Property limit

Geological Surface Legend

Lithology

- Tonalite
- Pegmatite

Facies

- Porphyritic

Metasomatic unit

- Hydrothermalism
- Quartz vein
- Leucosome

Mineralization

0 1.5 3
kilometres


440 000 mE
441 000 mE
442 000 mE
443 000 mE
444 000 mE
445 000 mE
446 000 mE
447 000 mE
448 000 mE
449 000 mE
450 000 mE
081 000 mN
080 000 mN
079 000 mN
078 000 mN
077 000 mN
N
Hope
PAU-13-065
Roadrunner
PAU-13-066
Tricorne
PAU-13-064
JAL-PPG
PAU-13-063
PAU-13-062
Jedi
PAU-13-060
PAU-13-061
PAU-13-067
Obiwan
PAU-13-068
Legend
New collars W2013
Collars 2010-2012
Property limit
Majors showings
Airstrip landing
Gravel road
Virginia Mines Inc.
Figure 4
Lac Pau Project
Collars Location
Winter 2013
metres

PAU-13-060

PAU-13-060, 276m

NW

SE

PAU-13-060

PAU-13-060
0.18 g/t Au / 11.85 m

PAU-13-060
0.24 g/t Au / 33.00 m
Inc. 1.39 g/t Au / 1.50 m

PAU-13-060
0.58 g/t Au / 3.00 m

PAU-13-060
276 m

Au value 2013

Au value 2006-2012

Lithology

Virginia Mines Inc. / IAMGOLD Corp.

Lac Pau Project
DWG 35+50N
Jedi Area
Winter 2013
Figure 5

PAU-13-061

PAU-12-058

PAU-11-032

PAU-13-061, 363m

PAU-11-032, 174m

PAU-12-058, 297m

NW

SE

PAU2006R-005
0.56 g/t Au / 2.00 m

PAU2006R-006
0.49 g/t Au / 5.00 m

PAU2007R-048
0.95 g/t Au / 1.00 m

PAU-11-032
0.34 g/t Au / 6.00 m

PAU-12-058
0.36 g/t Au / 4.50 m

PAU-11-032
1.84 g/t Au / 11.60 m
Inc. 2.91 g/t Au / 4.50 m

PAU-11-032
174 m

PAU-12-058
0.59 g/t Au / 6.00 m

PAU-12-058
1.74 g/t Au / 31.50 m
Inc. 5.91 g/t Au / 1.50 m
Halo: 0.97 g/t Au / 63.00 m

PAU-13-061
0.51 g/t Au / 20.10 m
Inc. 1.46 g/t Au / 1.00 m
and 0.71 g/t Au / 0.10 m

PAU-12-058
297 m

PAU-13-061
1.15 g/t Au / 11.95 m
Inc. 3.27 g/t Au / 1.15 m
Halo: 0.32 g/t Au / 48.70 m

PAU-13-061
363 m

Au value 2013

Au value 2006-2012

Lithology

Virginia Mines Inc. / IAMGOLD Corp.

Lac Pau Project
DWG 36+50N
Jedi Area
Winter 2013
Figure 4

PAU-12-057, 246m
PAU-11-033, 147m
PAU-12-057
PAU-11-033
PAU-13-062
PAU-13-062, 306m

NW

SE

PAU-13-062

PAU-12-057

PAU2011R-084
0.74 g/t Au / 6.50 m
inc. 3.48 g/t Au / 1.00 m

PAU-11-033

Jedi Showing
PAU2006R-009
2.38 g/t Au / 6.00 m
inc. 5.36 g/t Au / 1.00 m

PAU-12-057
0.94 g/t Au / 1.88 m

PAU-12-057
0.54 g/t Au / 2.30 m

PAU-11-033
2.17 g/t Au / 8.50 m
inc. 3.56 g/t Au / 3.00 m
Halo: 0.61 g/t Au / 42.50 m

PAU-13-062
2.28 g/t Au / 1.00 m

PAU-12-057
1.90 g/t Au / 4.50 m
inc. 4.10 g/t Au / 1.50 m
Halo: 0.53 g/t Au / 23.00 m

PAU-11-033
147 m

PAU-12-057
246 m

PAU-13-062
0.34 g/t Au / 10.50 m

11.50 g/t Au / 1.50 m

0.37 g/t Au / 21.50 m

Halo: 0.54 g/t Au / 61.50 m

PAU-13-062
306 m

Au value 2013
Au value 2006-2012

Virginia Mines Inc. / IAMGOLD Corp.

Lac Pau Project
DWG 36+00N
Jedi Area
Winter 2014
Figure 7

PAU-13-063

PAU-13-063, 285m

NW

SE

PAU2012R-015
0.27 g/t Au / 7.00 m
inc. 0.79 g/t Au / 1.00 m

PAU2007R-022
1.06 g/t Au / 3.00 m

PAU-13-063
0.60 g/t Au / 1.30 m

PAU-13-063
0.45 g/t Au / 9.00 m
inc. 1.77 g/t Au / 1.50 m

0.81 g/t Au / 23.90 m
inc. 1.43 g/t Au over 7.20 m

Halo: 0.45 g/t Au over 42.40 m

PAU-13-063
285 m

Au value 2013
Au value 2008-2012

Virginia Mines Inc. / IAMGOLD Corp.

Lac Pau Project
DWG 40+00N
Jedi Area
Winter 2013
Figure 8

PAU-13-064, 285m

NW

SE

PAU-13-064

PAU2011R-097
0.16 g/t Au / 9.00 m

PAU2006R-011
0.28 g/t Au / 11.00 m

PAU2007R-054
0.14 g/t Au / 4.00 m

PAU2007R-055
0.33 g/t Au / 4.80 m

PAU-13-064
0.13 g/t Au / 7.80 m

PAU-13-064
0.54 g/t Au / 7.30 m
inc. 2.05 g/t Au / 1.30 m

PAU-13-064
1.21 g/t Au / 1.50 m

PAU-13-064
0.21 g/t Au / 12.00 m

PAU-13-064
285 m

Au value 2013

Au value 2006-2012

Lithology

Virginia Mines Inc. / IAMGOLD Corp.

Lac Pau Project

Jedi Area


PAU-13-065
PAU-13-065, 211.7m
PP-89

NW

SE

PAU-13-065

PAU-13-065
8.23 g/t Au / 16.50 m

PAU-13-065
211.7 m

A Au value 2013
A Au value 2006-2012

Au ppm

Lithology

Virginia Mines Inc. / IAMGOLD Corp.

Lac Pau Project

Hope Area

Winter 2013

PAU-13-066

PAU-13-066, 21

NW

SE

PAU-13-066

500mRL

450mRL

400mRL

350mRL

300mRL

250mRL

200mRL

PAU-13-066
0.36 g/t Au / 9.00 m
inc. 0.73 g/t Au / 3.00 m

PAU-13-066
0.14 g/t Au / 22.50 m

PAU-13-066
0.44 g/t Au / 4.50 m

PAU-13-066
216m

A Au value 2013

A Au value 2006-2012

Au ppm

Lithology

Virginia Mines Inc. / IAMGOLD Corp.

Lac Pau Project
DWG 51+00N
Jadi Extension Area
Figure 11

0 7.5 15 30

PAU-13-067

PAU-13-067, 225m

Geological Surface Legend

NW

SE

OBIWAN SHOWING
PAU2009R-040
2.10 g/t Au / 5.00 m

PAU-13-067

PAU-13-067
225 m

Au value 2013
Au value 2006-2012

Lithology

Virginia Mines inc. / IAMGOLD Corp.

Lac Pau Project

Obiwan Area

Figure 12



PAU-13-068
PAU-13-068, 2

North

South

PAU-13-068

PAU-13-068
0.28 g/t Au / 6.00 m

PAU-13-068
0.50 g/t Au / 1.50 m

PAU-13-068
201 m



Au value 2006-2012
Lithology

Virginia Mines Inc. / IAMGOLD Corp.

Lac Pau Project

Appendix 1: Claim listing
Appendix 2: List of abbreviations used for geological descriptions
Appendix 3: Assays results (Au-Ag-Cu-Mo-Zn) and anomalous intersection 44
Appendix 4: Drllhole log description
Appendix 5: Lab Certificates
Appendix 6: Certificate of Analysis for Reference Material
Appendix 7: Standard Au value for validation
Appendix 8: Standard Si64 validation
Appendix 9: Standard SL61 validation
Appendix 10: Standard SN60 validation
Appendix 11: Blank validation
Appendix 12: Duplicata validation
Appendix 13: Quarter split validation

INFORMATION AVAILABLE UPON REQUEST
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